Exhibit 99.1

This is the new, globol, Nuvini

Disclaimer This presentation (the “Presentation”} has been prepared by Nvni Group Limited (the “Company") for informational purposes only and is strictly confidential. It may not be reproduced, redistributed, or passed on, directly or indirectly, to any other person, or published or disclosed, in whole or in port, for any purpose, without the prior written consent of the Company. Any unauthorized reproduction or distribution of this Presentation is prohibited. This Presentation does not constitute or form port of, and should not be construed as, on offer to sell or a solicitation of on offer to buy or subscribe for any securities of the Company. No securities of the Company may be offered or sold in any jurisdiction except ond except pursuont to an effective registration stotement or on applicable exemption from the registration requirements of applicable securities lows. The information contained in this Presentation is provided for informational purposes only and does not constitute investment, legal, accounting, tax, or other professional advice. Recipients should conduct their own independent investigation, due diligence, and analysis of the information contained herein and should not rely on this Presentation as the basis for any investment decision. This Presentation contains "forward - looking statements" within the meaning of applicable securities lows. Forward - looking statements con be identified by the use of words such as "may," "will,” “should,” “expect," "expected,” "anticipate," "estimate,” “intend,” “plan,” “project,” “believe," “seek,” “continue,” or similar expressions. These statements reflect the Company's current expectations and beliefs and ore subject to significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied. The Company undertakes no obligation to update orrevise any forward - looking statements, whether as a result of new information, future events, or otherwise. Nuvini (NVNI ) I Nosdoq Listed I April 2026 Page 2

This is New Globol Nuvini Nuvini (NVNI ) I Nosdoq Listed I April 2026 Page 3

A Global Technology Powerhouse

- Nuvini (NVNI, Nasdaq) to acquire 51% controlling interest in Beyondsoft North America
- Transforms Nuvini into a global technology platform across Americas, Europe, and Asia-Pacific
- Pro-forma combined revenue of ~USD 148M+ (FY25E basis) Expected
- Diversified Revenue: B2B SaaS products + Enterprise IT Services
- Blue-chip customer base: Fortune 500 companies and 22,400+ SaaS customers

'Beyondsoft North America will be a newly formed entity expected to be formed after the restructuring of Beyondsoft Corporation.

Nuvini (NVNI) | Nasdaq Listed | April 2026

Page 2

Nuvini Pro Forma Platform: Key Metrics

~USD 148M+
Combined Revenue, FY25E basis

~USD 24M+
Combined EBITDA, FY25E

~1,764+
Total Employees

15
Countries of Operation

30+
Enterprise Customers + 22,400 SaaS customers

7 SaaS + 5 IT
Service Lines

NVNI
Nasdaq Listed

Nuvini (NVNI) | Nasdaq Listed | April 2026

Page 3

Experienced Leadership Team Spanning SooS and Enterprise IT Nuvini Leaslersãtç à Board Pierre Schurmonn (Founder 6 CEO) Gustovo Usero (Partner & COO) Phoebe Wong (Chief AI Officer) Board: Morcello Gonçolves Joöo Leite Luiz Antonio Busnello Nuvini (NVNI) I Nosdaq Listed | April 2026 Beąandseft Nerth Amcrıou Leoaersbip Akin (VP Strategic Client Engagement) Eduardo (Brazil Country Manager) Kristine (Head of BFSI & Toyota) Ajoy (Head of HSDI Account) Gory (Principal Data & Analytics Manager) Page 4

Combined Entity Addresses o USD 650B+ Addressoble Market Sources: Gartner, IDC, Statista, Grand View Research (2025 estimates) Nuvini (NVNI) | Nasdoq Listed | April 2026 Poge5

Deep Technology Partnerships Amplify the Combined Entity's Morket Reoch Microsoft (Azure Expert MSP, 5 of 6 Solution Partnerships) Orocle (Microsoft - Oracle ecosystem collaboration) Snowfloke & Vertico (Dota analytics platforms) ServiceNow (IT service management) Nu'Uini (NVNI) I Nasdoq Listed | April 2026 NVIDIA (AI infrastructure) Dotobricks (Dota engineering) Solesforce (CRM and automation solutions) UiPoth (Robotic process automation) Adobe (Digitol experience) Page 6

Five Strategic Pillars Driving the Nuvini-Beyondsoft North America Combination

1

Geographic Diversification

Expands from LATAM-only to global platform across Americas, Europe, Asia-Pacific

2

Revenue Diversification

Adds enterprise IT services alongside recurring SaaS products

3

Blue-Chip Customer Access

Direct relationships with Fortune 500 companies

4

AI & Technology Synergies

Combines Nuvini AI Lab with Beyondsoft NA enterprise AI consulting

5

Cross-Selling Synergy

Immediate cross-selling between Beyondsoft NA operations and Nuvini SaaS portfolio

Nuvini (NVNI) | Nasdaq Listed | April 2026
Page 7

Presence in JS Countries with 24/7 Globol Delivery Coverage Americos USA (Beyondsoft North America HQ), Brazil (Nuvini HQ + Beyondsoft NA), Costa Rico Europe UK Asia - Pacific Chino (Beyondsoft Group HQ), Taiwan, India, Malaysia, Vietno mf Indonesia, Philippines, Singapore, Hong Kong, Japan The combined entity is expected to provide true 24/7/365 coverage ocross all major time zones(onshore, neorshore, offshore). Nuvini (NVNI) I Nasdaq Listed I April 2026 Page 8

n Comprehensive Technology Offering Spanning Products and Services — full - stock technology operator buvini SooS Products • Government Bidding Platform (Effecti) • B2B E - commerce & Soles (Mercos) • ERP Solutions (ONCLICK, ss0tico) ƒ Big Dota AI & KYC (Dotohub) Digitol Morketing Automotion (Leodlovers) ƒ Cross - border E - commerce (Munddi) Nuvini (NVNI) | Nosdoq Listed | April 2026 Beyon8soft Nortb Amerieo IT Services e Cloud Adoption & Transformation e Data & Al Modernizotion • Business Process Outsourcing (BPO) • Digitol Operotions & Security • Digitol Engineering & QA Page 9

Brozil Operotions Creote Immediote Cross - Setting Opportunities Beyondsoft North America in Brozil (64 employees) • Sôo Paulo ond Rio oflices • Enterprise sales operotions generoting recurring revenue • Led by Eduardo (Country Manager Nuvini in Brezil (Bq + portfolio) • 7 SooS componies with 22,400+ customers • Strong presence in government/retoiI/heolthcore/ monufocturing • R$ 193M net revenue (FY24A) Nuvini (NVNI) | Nasdaq Listed I April 2026 Sôo Paulo Rio de Janeiro Page î0 n

Unified AI Strategy Combining Nuvini AI Lab with Beyondsoft North America Enterprise AI Delivery

Nuvini AI Lab

- Centralized AI Hub
- Process: Experiment→Validate→Scale
- AI Maturity Index benchmarking
- Focus: smarter capital allocation and measurable ROI

Beyondsoft NA AI Capabilities

- AI consulting and infrastructure services
- Applied AI/ML and Generative AI for enterprise clients
- AI-driven data engineering
- AI R&D team of 10 researchers

Full-stack AI offering from product-level (Nuvini SaaS) to enterprise-level (Beyondsoft NA consulting)


AI

Nuvini (NVNI) | Nasdaq Listed | April 2026

Page 11